Leo Aerospace Business Plan

Leo Aerospace's business model is tied closely to its technical development plan. Technology development, testing, and proving is predicted to follow a five-year (2018-2022) timeline. However, the business will not be required to wait five years until first revenue. This is possible by separating launch markets into two categories: suborbital and orbital. Suborbital launches are designed to be a milestone in the progression to orbital capability in the development of the rockoon system.

Suborbital launches are scheduled to begin in 2020 at $10,000 per kilogram to a 200 kilometer apogee, or $250,000 per launch. Leo Aerospace intends to begin orbital delivery service in 2022. Launch pricing to orbit will start at $50,000 per kg to a 400km Sun Synchronous Orbit, or $1.25M per launch. This is the starting point for a flexible pricing model, as mission and integration complexity will inform the final price after negotiation. Launch cadence will begin slowly with two launches in 2022, and increase to 50 launches per year by 2027.

All relevant market projections are derived from the 2016 Nano/Microsatellite Market Forecast published by SpaceWorks as well as through discussions with industry experts. Discussion for orbital launch revenue models focus on the years following orbital launch market entry in 2022. For 2022-2026 total market opportunity is $3.2B, while the serviceable available market is $1.6B for payloads of 25 kilograms or less. Revenue for these five years is projected to be $83M at an overall 5% market share throughout this time period. Revenue in 2027 is projected to be $62.5m at a 15% market share. A 40% margin implies contribution per launch of $360,000. These are conservative estimates and do not take into account the full market potential, latent demand, or economies of scale.

Leo Aerospace has developed a network in the small satellite ecosystem that includes a large portion of commercial microsatellite developers. Several have expressed interest in signing letters of intent, which we plan to finalize in 2019. Launches will be scheduled through direct sales to these developers, as well as indirectly through launch brokers.

Our long-term goal is to increase launch frequency as operations develop. Increased launch frequency relies upon the reusability of several key subsystems and optimizing production flow of non-reusable subsystems. By taking advantage of lower-cost, source-able solid motors, Leo Aerospace intends to move towards an economies-of-scale model for rocket production, while maintaining balloon systems that will service multiple launches.